March 16, 2021

VIA EDGAR

Beverly Singleton, Office of Manufacturing
Andrew Blume, Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	MERITOR, INC.
Form 10-K for the Fiscal Year Ended September 27, 2020
Response letter dated February 17, 2021
File No. 001-15983

Dear Ms. Singleton and Mr. Blume:

This letter is in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filing of Meritor, Inc. (“Meritor,” “we,” “us,” “our,” and the “company”) made in your letter dated March 5, 2021 to Carl D. Anderson II, Chief Financial Officer of Meritor. Set forth below are the Staff’s comments (in bold) followed by Meritor’s responses.

Non-GAAP Financial Measures, page 33

1.	We have reviewed your response to prior comment number 1 and note that your non-cash tax expense adjustment pertains to the utilization of net operating loss and tax credit carryforwards during the period. We continue to be unclear about the basis for this adjustment and how the application of a NOL or tax credit impacts the tax provision. Please provide us more details as to why you believe this is an appropriate non-GAAP adjustment under Item 10(e) of Regulation S-K. Also, see Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: Our current tax provision is made up of certain liabilities that will be offset by the use of net operating losses (“NOLs”) and tax credits (collectively the “tax attributes”) depending on the taxing jurisdiction. The majority of the company’s tax attributes were established when we reversed our U.S. tax valuation allowances at the end of our fiscal year 2016. The U.S. tax valuation allowance reversal generated a large tax benefit of $438 million in our financial statements, but was adjusted out of our non-GAAP measures to derive Adjusted income (loss) from continuing operations attributable to the company and Adjusted diluted earnings (loss) per share from continuing operations at that time. This adjustment was made due to its significance relative to $155 million of income before income taxes for the year. In that same year, we began adjusting out current period tax expense associated with the use of tax attributes and have been consistent in our application of this adjustment to date.

Management’s basis for making a corresponding adjustment when the tax attributes are used is (a) to have consistency in the treatment of the tax adjustments (i.e., we excluded the benefit when the tax attributes were re-established and then excluded the tax expense associated with the use of the same tax attributes in the period they were used); (b) to communicate to investors on the same basis used by management and the CODM to evaluate the performance of our business and make strategic decisions in light of the available tax attributes; and (c) to reflect how investors model Meritor’s tax attributes when valuing our company.

With respect to Item 10(e) of Regulation S-K, we discuss why management believes these non-GAAP financial measures are useful to both management and investors in Item 7 of our Form 10-K. This regulation also prohibits excluding charges or liabilities that required, or will require, cash settlement, or should have required cash settlement absent the ability to settle in another matter, from non-GAAP liquidity measures. We respectfully note that Adjusted income (loss) from continuing operations attributable to the company and Adjusted diluted earnings (loss) per share from continuing operations are not liquidity measures, and so we are not adjusting a liquidity measure for the use of tax attributes.

C&DI Question 100.04 provides that non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G. The company respectfully believes that it has not created a new measurement method to replace GAAP. The adjustments are not departures from GAAP but rather are for discrete items included in the total tax expense. These adjustments are used in the performance measures used by management to evaluate the company’s business, which are also the same financial measures used in our current three-year strategic plan (“M2022 plan”) and our performance-based compensation plans. As discussed above, we also believe these non-GAAP measures are consistent with how investors evaluate our company in comparison to others.

While we believe this adjustment is appropriate, management and our investors recognize that the company’s historical tax attributes do have a finite period of time that they will be available to provide a benefit. Given the current status of our tax attributes, it has been our expectation and intention to eliminate the adjustment related to the use of these tax attributes from our non-GAAP performance targets after the completion of fiscal year 2022, which is the last year of our M2022 plan. We are in the process of developing our next three-year strategic plan which will be communicated to investors by the end of this year. We believe it would be more prudent to make the change as we introduce a new strategic planning cycle and roll out new financial targets and performance measures at that time. This is because our M2022 plan, which was communicated at the company’s investor day in 2018, fixed the company’s targeted measures and set an achievement date for the end of our fiscal year 2022. Making the change in connection with the rollout of the next strategic plan will also reduce the complexity and the risk of investor misunderstanding associated with trying to modify existing performance targets mid-cycle. We have consistently applied the adjustment when reporting our progress towards achieving the M2022 plan targets and our investors are very familiar with the nature of this adjustment since we implemented it in fiscal year 2016. In the interim, beginning with our second quarter fiscal year 2021 Form 10-Q filing, we will more clearly label the adjustment for “non-cash tax expense” as being an adjustment just for “use of NOLs and tax credits”, provide a reconciliation of current period tax expense to the use of NOLs and tax credits adjustment, and include a more robust description of our rationale for this adjustment as described above.

2.	We have reviewed your response to prior comment number 2 regarding your free cash flow conversion measure. Please tell us in further detail how management uses this measure and the specific reasons why you believe it provides useful information to investors regarding your financial condition and results of operations.

Response: Management uses free cash flow conversion to evaluate our ability to convert earnings to free cash flow. We target our free cash flow conversion to be greater than 75 percent as part of our M2022 plan and this metric is also used by our Board of Directors to assess management’s performance under our performance-based compensation plans. This is an important financial metric for the company as management uses it to:

●Determine whether to expand operations with certain customers, or products, or in geographical regions;
●Assess the economic return when considering potential strategic initiatives, including but not limited to, capital expenditures and acquisitions of other companies; and
●Evaluate the performance of the company’s business, including the need to restructure in areas that may be underperforming expectations.

Similarly, free cash flow conversion assists our investors in evaluating the quality of the company’s earnings and provides them with additional information on our underlying operations, such as our ability to manage assets. It also enables period-to-period comparability of the financial performance of our business. Investors frequently refer to this financial metric in our discussions with them and in their analyst reports, which are used to compare Meritor’s performance to the performance of other companies in our industry. In future filings, we will clarify that free cash flow over adjusted income (loss) from continuing operations is a reference to free cash flow conversion, and expand our related disclosures to include the foregoing rationale.

Notes to Consolidated Financial Statements 22. Contingencies, page 112

3.	Based on your response to prior comment number 3, it appears that you determined the amount or range of reasonably possible losses in excess of recorded asbestos-related liabilities was immaterial. If so, revise your disclosures in future filings to clearly indicate the amounts are immaterial. If our understanding is incorrect, please advise.

Response: Your understanding is correct. In future filings, we will revise our annual asbestos related disclosures to indicate, “The amount of reasonably possible and estimable losses in excess of the recorded asbestos-related liabilities was determined to be immaterial.”

Sincerely,

/s/ Hannah Lim-Johnson
Hannah Lim-Johnson
Senior Vice President, Chief Legal Officer and Corporate Secretary
Meritor, Inc.

cc: Carl D. Anderson II